Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco enters the

Euronext Vigeo – Emerging 70 Sustainability Index

Itaú Unibanco Holding S.A. is pleased to announce that it has been selected for the first time to enter the portfolio of the Euronext Vigeo Sustainability Index: Euronext Vigeo – Emerging 70.

The index is made up of 70 companies, selected from 900 listed companies in developing countries, with the best corporate responsibility performance according to the ratings assigned by Vigeo. The index’s constitution is reviewed twice annually, in June and December.

About Vigeo: founded in 2002, Vigeo is Europe’s leading agency devoted to corporate responsibility evaluation, according to six aspects: business behavior, community involvement, corporate governance, environment, human rights, and human resources.

Inclusion into Euronext Vigeo – Emerging 70 reflects Itaú Unibanco Holding S.A.’s long-term commitment to ethical business behavior, compliance with the law, corporate governance, and social, cultural and environmental responsibility. We believe that this commitment is a determinant factor for us to maintain sustained and targeted growth in the coming years in order to create value for our shareholders and society.

São Paulo, December 08, 2015.

MARCELO KOPEL

Investor Relations Officer